Hampton v. PIMCO LLC et al

On August 24, 2017, the U.S. Court of Appeals for the Ninth Circuit affirmed the decision of the U.S. District Court for the Central District of California to dismiss the claims presented in the Hampton litigation. The Court of Appeals, however, reversed the dismissal to the extent it was with prejudice and remanded the case to the District Court to permit plaintiff an opportunity to replead his claims. To date, plaintiff has not made additional filings in this case.